March 9, 2007

Mail Stop 4561

Mr. William D. Green
Canon's Court
22 Victoria Street
Hamilton HM 12 Bermuda

Re: Accenture LTD
Form 10-K for Fiscal Year Ended August 31, 2006
Form 10-Q for Fiscal Quarter Ended November 30, 2006
File No. 1-16565

Dear Mr. Green:

        We have completed our review of your Form 10-KSB and related filings and do
not, at this time, have any further comments.

                            Sincerely,

                            Jorge L. Bonilla
                            Senior Staff Accountant